As filed with the Securities and Exchange Commission on March 31, 2022

Registration No. 333-260571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

OTONOMO TECHNOLOGIES LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400	Joshua G. Kiernan Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: (+44) (20) 7710-1000	Amir Raz Perry Wildes Gross & Co. One Azrieli Center Tel Aviv 6701101, Israel Tel: +972 (3) 607-4444

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-260571 and 333-259144

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This post-effective amendment shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the registration statement on Form F-1 (File No. 333-260571) (the “Registration Statement”) also constitutes Post-Effective Amendment No. 2 to the registration statement on Form F-1 (File No. 333-259144) filed by Otonomo Technologies Ltd. and, in that regard, is being filed pursuant to the undertakings in Item 9 in such Form F-1 to file a post-effective amendment in relation thereto.

This Amendment is being filed as an exhibit-only filing solely to file a consent of Somekh Chaikin, Member Firm of KPMG International, with respect to its report dated March 31, 2022 relating to the financial statements of Otonomo Technologies Ltd. contained in its Annual Report on Form 20-F for the year ended December 31, 2021 and included in the Prospectus Supplement No. 4 dated March 31, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.          Exhibits and Financial Statements.

(a) Exhibits

Exhibit Number	Description
23.1*	Consent of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm for Otonomo Technologies Ltd.

_________________

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herzliya Pituach, Israel, on the 31st of March, 2022.

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Name:	Ben Volkow
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Ben Volkow	Chief Executive Officer and Director	March 31, 2022
Ben Volkow	(Principal Executive Officer)

*	Chief Financial Officer	March 31, 2022
Bonnie Moav	(Principal Financial Officer and Principal Accounting Officer)

*	Director	March 31, 2022
Benny Schnaider

*	Director	March 31, 2022
Andy Geisse

*	Director	March 31, 2022
Amit Karp

*	Director	March 31, 2022
Yuval Cohen

*	Director	March 31, 2022
Jonathan Huberman

*	Director	March 31, 2022
Vered Raviv Schwarz

* By: /s/ Ben Volkow
Ben Volkow
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Otonomo Technologies Ltd. has signed this registration statement in the City of New York, State of New York, on the 31st day of March, 2022.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.